UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Scienjoy Holding Corporation
(Name of Issuer)

Class A Ordinary Share and Class B Ordinary Share
(Title of Class of Securities)

G7864D112
(CUSIP Number)

Heshine Holdings Limited Xiaowu He 3rd Floor, JIA No. 34, Shenggu Nanli, Chaoyang District, Beijing, P.R. China 100029 +0086 018610932235
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 8, 2021 Beijing Local Time
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G7864D112

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Heshine Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
Class A Ordinary Share: 4,394,707(1) Class B Ordinary Share: 2,625,058(1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
Class A Ordinary Share: 4,394,707 Class B Ordinary Share: 2,625,058
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Class A Ordinary Share: 4,394,707 Class B Ordinary Share: 2,625,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Class A Ordinary Share: 15.57%(2) Class B Ordinary Share: 100% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	The rights of the holders of Class A Ordinary Share and Class B Ordinary Share are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible into one Class A Ordinary Share in accordance with certain procedure. Each Class B Ordinary Share is entitled to ten (10) votes per share, whereas each Class A Ordinary Share is entitled to one (1) vote per share.

(2)	Calculation is based on 28,219,584 Class A Ordinary Shares and 2,625,058 Class B Ordinary Shares issued and outstanding as of November 8, 2021.

CUSIP No.	G7864D112

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Xiaowu He
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
Class A Ordinary Share: 4,394,707(1) Class B Ordinary Share: 2,625,058(1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
Class A Ordinary Share: 4,394,707 Class B Ordinary Share: 2,625,058
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Class A Ordinary Share: 4,394,707 Class B Ordinary Share: 2,625,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Class A Ordinary Share: 15.57%(2) Class B Ordinary Share: 100% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	The rights of the holders of Class A Ordinary Share and Class B Ordinary Share are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share in accordance with certain procedure. Each Class B Ordinary Share is entitled to ten (10) votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

(2)	Calculation is based on 28,219,584 Class A Ordinary Shares and 2,625,058 Class B Ordinary Shares issued and outstanding as of November 8, 2021.

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Original 13D”) filed on August 23, 2021 (as so amended by this Amendment No. 1, the “Schedule 13D”) by Heshine Holdings Limited (“Heshine”), a company organized under the laws of the British Virgin Islands, relating to the beneficial ownership of the Class A Ordinary Share, no par value (the “Class A Ordinary Share”), and Class B Ordinary Share, no par value (the “Class B Ordinary Share”, and together with the Class A Ordinary Share, the “Ordinary Share”) of Scienjoy Holding Corporation, a British Virgin Islands corporation (the “Issuer”). Except as specifically set forth herein, the Schedule 13D remains unmodified. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs immediately before the previous last paragraph:

On November 8, 2021, the Issuer’s 2021 annual general meeting of shareholders (the “AGM”) approved the shareholders’ resolution to adopt a dual-class share structure, pursuant to which the Issuer’s authorized share capital were re-classified and re-designed into Class A Ordinary Shares and Class B Ordinary Shares, with each Class A Ordinary Share being entitled to one (1) vote and each Class B Ordinary Share being entitled to ten (10) votes at a meeting of the shareholders or on any resolution of shareholders.

The Issuer’s 2021 AGM also approved the shareholders’ resolution to re-designate all the existing authorized issued and unissued Ordinary Shares of the Issuer as Class A Ordinary Shares except for 2,625,058 Ordinary Shares issued to Heshine. 2,625,058 Ordinary Shares issued to Heshine were converted into the same number of Class B Ordinary Shares (which are among the 7,019,765 Ordinary Shares owned by Heshine). The remaining 4,394,707 Ordinary Shares of Heshine were re-classified and re-designed into Class A Ordinary Shares.

Since the Reclassification and Conversions have been approved by the AGM, the proxy granted by TF to Heshine to vote all securities of Issuers that TF owns in favor of the Reclassification and the Conversions has been terminated. Therefore, Heshine no longer has a proxy with respect to all securities of Issuers that TF owns under the Share Distribution Agreement.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(b)	As of the date of this filing, Heshine beneficially owns (without giving effect to the conversion of Class B Ordinary Shares into Class A Ordinary Shares) (i) 4,394,707 Class A Ordinary Shares, which represent 15.57% of the outstanding Class A Ordinary Shares and (ii) 2,625,058 Class B Ordinary Shares, which represent 100.0% of the outstanding Class B Ordinary Shares. The foregoing percentage interests are based on 28,219,584 Class A Ordinary Shares and 2,625,058 Class B Ordinary Shares, in each case, outstanding as of November 8, 2021. Accordingly, in the meeting of the shareholders or on any resolution of shareholders, Heshine may be deemed to beneficially own voting equity securities representing 56.26% of the voting power of the Issuer. In addition, Xiaowu He is the sole shareholder and sole director of Heshine and may be deemed to beneficially owns the 4,394,707 Class A Ordinary Shares and 2,625,058 Class B Ordinary Shares directly held by Heshine.

The filing of this Schedule 13D shall not be construed as an admission that Heshine Holdings Limited or Xiaowu He is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

(c)	Except as disclosed otherwise in the Schedule 13D, none of the Reporting Persons has effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

(d)	None.

(e)	Not applicable.

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 23, 2021

HESHINE HOLDINGS LIMITED

By:	/s/ Xiaowu He
Name:	Xiaowu He
Title	Director

/s/ Xiaowu He
Xiaowu He